Filed by Webster Financial Corporation
(SEC File No. 333-118923)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First City Bank

November 11, 2004

IMPORTANT REMINDER
SPECIAL MEETING OF SHARHEOLDERS
NOVEMBER 30, 2004

Dear Shareholder:

Recently we distributed proxy material regarding a special meeting of shareholders. The special meeting is called for Tuesday, November 30, 2004, at 2:00 p.m., local time at the Ramada Inn, 400 New Britain Avenue, Plainville, Connecticut 06062. At the special meeting, you will be asked to consider and vote on:

•	The proposal to approve and adopt the agreement and plan of merger, dated as of July 16, 2004, among Webster Financial Corporation, Webster Bank, N.A. and First City Bank, the merger of First City into Webster Bank and other transactions contemplated by the merger agreement, as described in the proxy statement/prospectus dated October 14, 2004; and

•	Any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

First City’s Board of Directors has determined that the merger is advisable and is fair to and in the best interests of First City’s shareholders, has approved the merger agreement and the merger, and recommends that you vote to approve the merger agreement and the merger.

The affirmative vote of two-thirds of the shares of First City’s common stock outstanding on October 4, 2004 is required to approve the merger agreement and the merger. The required vote of First City’s shareholders is based on the total number of shares of First City’s common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement and the merger.

If you hold First City common stock on the record date, you are entitled to dissent from the merger under Sections 33-855 to 33-872 of the Connecticut General Statutes. A copy of these sections is attached to the proxy statement/prospectus.

If you have already voted, it is not necessary to vote again. However, if you have not voted, please sign the enclosed card and return it as soon as possible. Your vote is important to us. In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies covering the same shares. In the event you need an additional copy of the proxy statement/prospectus or if you have any questions about any of the proxy materials, please feel free to contact our proxy solicitor, Morrow & Co., at (800) 607-0088.

We appreciate and thank you for your cooperation and support.

Sincerely,

John S. Manning
President and Chief Executive Officer

Webster has filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC and First City has filed a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the FDIC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to those documents filed with the SEC or FDIC, because they contain, or will contain, important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Webster and First City, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC and FDIC are available free of charge by directing a request to Terrence K. Mangan, Senior Vice President, Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, CT 06720, telephone: (203) 578-2318 or to Theresa Jeffrey, Vice President, First City Bank, 370 West Main Street, New Britain, CT 06052, telephone: (860) 224-3865.